FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

               For the month of December 2003 (December 19, 2003)

                          THE NEWS CORPORATION LIMITED
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                              (Name of Registrant)


             2 Holt Street, Sydney, New South Wales, 2010, Australia
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                      Form 20-F___X__           Form 40-F


Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                      Yes ____                  No __X__

Indicate by a check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                      Yes ____                  No __X__


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes____                   No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Annexed hereto as Exhibit A is a copy of the announcement by The News Corporation Limited ("News Corporation"), General Motors Corporation ("GM") and Hughes Electronics Corporation ("Hughes") that they have received regulatory clearances from the United States Federal Communications Commission which enable the purchase of 34% of Hughes by a wholly owned subsidiary of News Corporation.

Such announcement was released in New York and to the Australian Stock Exchange on December 19, 2003.

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            THE NEWS CORPORATION LIMITED



Date:    December 19, 2003                  By:  /s/ Arthur M. Siskind
                                               -------------------------------
                                                 Arthur M. Siskind
                                                 Director

                                 EXHIBIT INDEX



Exhibit                                        Page No. in Sequential
                                               Numbering System


A.  Announcement made by News
    Corporation, GM and Hughes
    on December 19, 2003,
    regarding regulatory clearance.

                                   EXHIBIT A

GM, Hughes and News Corp. Receive FCC, DOJ Clearances for Hughes Transactions

NEW YORK- General Motors Corp. (NYSE: GM, GMH), its subsidiary Hughes Electronics, and The News Corporation Ltd. (NYSE: NWS, NWS.A) announced today that they have received regulatory clearances from the U.S. Federal Communications Commission and the U.S. Department of Justice, which enable the split-off of Hughes from GM and the acquisition by News Corporation of 34 percent of the outstanding common stock of Hughes. The transactions are expected to be completed in the next several business days.

GM will split off its subsidiary Hughes by distributing Hughes common stock to the holders of GM Class H common stock in exchange for shares that they own. In addition, GM will sell its 19.8 percent economic interest in Hughes to News Corporation. News Corporation will then acquire from the former GM Class H common stockholders an additional 14.2 percent of the outstanding shares of Hughes common stock in exchange for News Corporation Preferred American Depositary Shares (NYSE: NWS.A). The Hughes common stock will be listed on the New York Stock Exchange under the ticker symbol HS. The interest in Hughes acquired by News Corp. will be transferred to Fox Entertainment Group (NYSE:
FOX).

News Corporation Chairman and Chief Executive Rupert Murdoch will become chairman of Hughes, while News Corporation's former co-chief operating officer, Chase Carey, will become president and chief executive officer of Hughes. Hughes' Corporate Senior Executive Vice President Eddy Hartenstein will become vice chairman of Hughes. Mitchell Stern, the former chairman and chief executive officer of Fox Television Stations and Twentieth Television, will become president and chief executive officer of DIRECTV.

"We're delighted to have received clearances from the FCC and DOJ and we intend to close this transaction with GM in the next few days," Murdoch and Carey said. "Combining Hughes' exceptional knowledge and history of satellite innovation with News Corporation's and Fox's creative talents and record of success in satellite television will result in a company with unmatched entertainment and technological offerings. DIRECTV is already a leader in satellite television; we want to make it such a compelling service for viewers that it becomes the logical first choice of all consumers looking for America's best pay TV. And the conditions, as we understand them from the public notice, will not adversely affect our future plans for the operation of the business."

"General Motors is pleased to now move forward to complete these transactions," GM Chairman and Chief Executive Officer Rick Wagoner said. "Through its affiliation with News Corporation, one of the world's leading media and entertainment companies, Hughes expects to strengthen its position in the digital television market and develop new services and technologies to expand its business. For GM, these transactions provide about $4.2 billion in cash and stock to improve GM's overall liquidity and further strengthen its balance sheet."

At the close of business on December 18, 2003, there were 1,109,270,842 shares of GM Class H common stock outstanding, and the denominator of the GM Class H fraction under GM's restated certificate of incorporation, determined as of such date, was 1,383,590,449.

General Motors, the world's largest vehicle manufacturer, designs, builds and markets cars and trucks worldwide and has been the global automotive sales leader since 1931. GM employs about 340,000 people around the world.

Hughes is a world-leading provider of digital television entertainment, broadband satellite networks and services, and global video and data broadcasting.

News Corporation is a diversified international media and entertainment company with operations in eight industry segments: filmed entertainment; television; cable network programming; direct broadcast satellite television; magazines and inserts; newspapers; book publishing; and other. The activities of News Corporation are conducted principally in the United States, Continental Europe, the United Kingdom, Australia, Asia and the Pacific Basin.

                                     # # #

In connection with the proposed transactions, on August 21, 2003, General Motors Corporation ("GM"), Hughes Electronics Corporation ("Hughes") and The News Corporation Limited ("News Corporation") filed definitive materials with the Securities and Exchange Commission ("SEC"), including a Definitive Consent Solicitation Statement of GM on Schedule 14A, a Registration Statement of Hughes on Form S-4 and a Registration Statement of News Corporation on Form F-4 that contain a consent solicitation statement of GM, a prospectus of Hughes and a prospectus of News Corporation. Investors and security holders are urged to read these materials, as well as any other relevant documents filed or that will be filed with the SEC, as they become available, because these documents contain or will contain important information. These materials and other relevant materials (when they become available) and any other documents filed by GM, Hughes or News Corporation with the SEC, may be obtained for free at the SEC's website, www.sec.gov. In addition, the definitive materials contain information about how to obtain transaction-related documents for free from GM. News Corporation stockholders may obtain these documents free of charge by directing such request to: News America Incorporated, 1211 Avenue of the Americas, 7th Floor, New York, New York 10036, attention: Investor Relations.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Materials included in this document contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. The factors that could cause actual results of GM, Hughes and/or News Corporation to differ materially, many of which are beyond the control of GM, Hughes or News Corporation include, but are not limited to, the following: (1) the effects of legislative and regulatory changes and (2) other risks described from time to time in periodic reports filed by GM, Hughes or News Corporation with the SEC. Those other risks relating to Hughes include, but are not limited to the performance of Hughes satellites. You are urged to consider statements that include the words "will," "expects," or the negative of those words or other comparable words to be uncertain and forward-looking. This cautionary statement applies to all forward-looking statements included in this document.

Contacts:

         General Motors
Jerry Dubrowski
212-418-6261 (Office)
917-544-4885  (Mobile)

         Hughes Electronics
Bob Marsocci
310-726-4656


News Corporation Ltd.
Nicholas Weinstock
212-852-7157.